UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

EQM Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885B 100

(CUSIP Number)

Robert J. McNally

625 Liberty Avenue, Suite 2000

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQGP Holdings, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 21,811,643 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 21,811,643 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 18.1%

14	Type of Reporting Person: PN (Partnership)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQGP Services, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 21,811,643 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 21,811,643 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 18.1%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Equitrans Gathering Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 21,811,643 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 21,811,643 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 18.1%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Equitrans Midstream Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 15,433,812 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 15,433,812 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,433,812 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 12.8%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Equitrans Midstream Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 37,245,455 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 37,245,455 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,245,455 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 30.9%

14	Type of Reporting Person: CO (Corporation)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 37,245,455 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 37,245,455 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,245,455 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 30.9%

14	Type of Reporting Person: CO (Corporation

Item 1. Security and Issuer.

This Amendment No. 8 to Schedule 13D (Amendment No. 8) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on April 16, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 23, 2015, Amendment No. 2 to Schedule 13D filed with the Commission on June 21, 2016, Amendment No. 3 to Schedule 13D filed with the Commission on June 22, 2017, Amendment No. 4 to Schedule 13D filed with the Commission on February 22, 2018, Amendment No. 5 to Schedule 13D filed with the Commission on April 27, 2018, Amendment No. 6 to Schedule 13D filed with the Commission on May 22, 2018 and Amendment No. 7 to Schedule 13D filed with the Commission on July 23, 2018 (as amended, Schedule 13D), and relates to common units (Common Units) representing limited partner interests of EQM Midstream Partners, LP (formerly known as EQT Midstream Partners, LP), a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania 15222. Capitalized terms used in this Amendment No. 8 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

The purpose of this Amendment No. 8 is to report that as a result of an internal reorganization of EQT Corporation’s (EQT) wholly owned subsidiaries, the Common Units previously held directly by certain subsidiaries of EQT have been transferred to and are now held directly by Equitrans Midstream Holdings, LLC, a Delaware limited liability company (EMH). EMH and Equitrans Gathering Holdings, LLC (formerly known as EQT Gathering Holdings, LLC), a Delaware limited liability company (Gathering Holdings) are wholly owned direct subsidiaries of Equitrans Midstream Corporation, a Pennsylvania corporation and a direct wholly owned subsidiary of EQT (ETRN). The internal reorganization resulted in no change to the aggregate amount of Common Units beneficially owned by EQT. Except as set forth below, all Items of Schedule 13D remain unchanged.

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by (i) EQGP Holdings, LP, a Delaware limited partnership (EQGP), (ii) EQGP Services, LLC, a Delaware limited liability company (EQGP GP), (iii) Gathering Holdings, (iv) EMH, (v) ETRN and (vi) EQT (EQGP, EQGP GP, Gathering Holdings, EMH, ETRN and EQT are collectively referred to herein as the Reporting Persons).

EQGP is a limited partner of the Issuer and owns approximately 18.1% of the outstanding limited partner interests in the Issuer. EQGP GP is the general partner of EQGP and owns the entire non-economic general partner interest in EQGP. Gathering Holdings is a limited partner of EQGP with an approximate 79.2% limited partner interest in EQGP, is the sole member of EQGP GP, and is also the sole stockholder of EQM GP Corporation, a Delaware corporation and limited partner of EQGP holding an approximate 0.1% limited partner interest in EQGP. EMH is a limited partner of the Issuer and owns approximately 12.8% of the outstanding limited partner interests in the Issuer. ETRN is the sole member of Gathering Holdings and EMH. EQT is a publicly traded company and the sole shareholder of ETRN. Gathering Holdings and EMH are manager-managed limited liability companies with boards of managers. EQGP GP is a manager-managed limited liability company with a board of directors. ETRN and EQT are corporations with boards of directors. The Reporting Persons are hereby filing a joint Schedule 13D.

(b)                                 The business address of each Reporting Person other than EQT is 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania, 15222.

The business address of EQT is 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania, 15222.

(c)                                  The principal business of EQGP is to hold a limited partner interest in the Issuer, all of the membership interests in EQM Midstream Services, LLC (formerly known as EQT Midstream Services, LLC), the general partner of the Issuer (the General Partner), and all of the incentive distribution rights of the Issuer. The principal business of EQGP GP is to act as the general partner of EQGP. The principal business of ETRN is to directly and  indirectly hold investments in the entities conducting EQT’s midstream business, including the Common Units, all of the membership interests in the General Partner, a limited partner interest in EQGP, all of the membership interests in EQGP GP and interests in other subsidiaries of EQT which are engaged in natural gas midstream commercial activities. The principal business of each of EMH and Gathering Holdings is to serve as an intercompany holding company for subsidiaries of ETRN. EQT conducts its business through four business segments: EQT Production, EQM Gathering, EQM Transmission and EQM Water. EQT Production is the leading natural gas producer in the United States, based on average daily sales volumes, with 21.4 Tcfe of proved natural gas, natural gas liquids and crude oil reserves across approximate 4.0 million gross acres, including approximately 1.1 million gross acres in the Marcellus play, many of which have associated deep Utica or Upper Devonian drilling rights, and approximately 0.1 million gross acres in the Ohio Utica as of December 31, 2017. EQM Gathering and EQM Transmission provide gathering, transmission and storage services for EQT’s produced gas, as well as for independent third parties across the Appalachian Basin through EQT’s ownership and control of the Issuer. EQM Water provides water services that support well completion activities and collects and recycles or disposes of flowback and produced water for EQT and third parties in Washington and Green Counties, Pennsylvania and Belmont County, Ohio also through the Issuer.

EQGP is managed by EQGP GP, its general partner, and has no directors or executive officers. EQGP GP, Gathering Holdings and EMH are manager-managed limited liability companies with a board of directors, in the case of EQGP GP, and a board of managers, in the case of Gathering Holdings and EMH. ETRN and EQT are corporations with boards of directors.

The name and present principal occupation of each director, manager and, in the case of ETRN and EQT, executive officer of the Reporting Persons (Covered Individuals) are set forth in the tables below.

The Covered Individuals, together with the Reporting Persons, are collectively referred to herein as the “Covered Persons.”

All Covered Individuals are United States citizens. The business address of each of the Covered Individuals is c/o EQT Corporation, 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.

Name	Position
EQT Corporation
David L. Porges	Chairman, Interim President and Chief Executive Officer
Vicky A. Bailey	Director
Philip G. Behrman	Director
Kenneth M. Burke	Director
A. Bray Cary, Jr.	Director
Margaret K. Dorman	Director
Thomas F. Karam	Director, Senior Vice President and President, Midstream
Daniel J. Rice IV	Director
James E. Rohr	Director
Norman J. Szydlowski	Director
Stephen A. Thorington	Director
Lee T. Todd, Jr.	Director
Christine J. Toretti	Director
Robert F. Vagt	Director
Jonathan M. Lushko	General Counsel and Senior Vice President, Governmental Affairs
Donald M. Jenkins	Chief Commercial Officer
Robert J. McNally	Senior Vice President and Chief Financial Officer
Charlene Petrelli	Vice President and Chief Human Resources Officer
Erin Centofanti	Executive Vice President, Production
Jimmi Sue Smith	Chief Accounting Officer
Equitrans Midstream Corporation
Robert J. McNally	Director
Jimmi Sue Smith	Director
Charlene Petrelli	Director, Senior Vice President and Chief Administrative Officer
Kenneth M. Burke	Director
Thomas F. Karam	President and Chief Executive Officer
Diana M. Charletta	Executive Vice President and Chief Operating Officer
Kirk R. Oliver	Senior Vice President and Chief Financial Officer
Robert C. Williams	Vice President and General Counsel
Equitrans Gathering Holdings, LLC
Thomas F. Karam	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers

Jimmi Sue Smith	Member of Board of Managers
Equitrans Midstream Holdings, LLC
Thomas F. Karam	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers
Jimmi Sue Smith	Member of Board of Managers
EQ GP Services, LLC
David L. Porges	Chairman
Thomas F. Karam	Director, President and Chief Executive Officer
Kenneth M. Burke	Director
Kimberly T. Fleming	Director
Mark S. Lewis	Director
Stephen A. Thorington	Director
Robert J. McNally	Director, Senior Vice President and Chief Financial Officer

(d)—(e)      During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented by incorporating by reference herein the information set forth in Item 4 of this Amendment No. 8 regarding the Internal Reorganization.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented by adding the following additional disclosures:

Internal Reorganization

As previously announced on February 21, 2018, the Board of Directors of EQT (the Board) approved a plan to separate its upstream and midstream businesses (the Separation), creating a standalone publicly traded corporation, ETRN, that will focus on midstream operations. Following the Separation, ETRN will be an independent public company that directly and indirectly holds investments in the entities conducting the midstream business formerly owned by EQT.  On October 24, 2018, the Board approved the completion of the Separation by means of a pro rata distribution (the Distribution) by EQT of 80.1 percent of the outstanding common stock of ETRN.

In connection with the Separation and the Distribution, EQT and its wholly owned subsidiaries underwent an internal restructuring (the Internal Reorganization) pursuant to which, among other things, (i) effective as of October 22, 2018, Rice Midstream GP Holdings, LP, a Delaware limited partnership and wholly owned indirect subsidiary of EQT, which was the record and beneficial owner of 36,293,766 Common Units, merged with and into EMH, and (ii) effective as of October 26, 2018 (A) EQT Production Company, a Pennsylvania corporation and wholly owned indirect subsidiary of EQT (EPC), contributed all of the outstanding membership interests of Gathering Holdings to ETRN, (B) EPC distributed all of the outstanding membership interests in EMH and all of the outstanding shares of common stock of ETRN to EQT Investments Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of EQT (Investments Holdings), (C) Investments Holdings distributed all of the outstanding membership interests in EMH and all of the outstanding shares of common stock of ETRN to EQT, and (D) EQT contributed all of the outstanding membership interests in EMH to ETRN.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 (1)                                 As of October 26, 2018, the number of Common Units issued and outstanding is approximately 120,457,148. As of October 26, 2018, EQGP is the record and beneficial owner of 21,811,643 Common Units, which represent approximately 18.1% of the outstanding Common Units.

(2)                                 EQGP GP does not directly own any Common Units; however, as the general partner of EQGP and the direct owner of the entire non-economic general partner interest in EQGP, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP, which represent approximately 18.1% of the outstanding Common Units.

(3)                                 Gathering Holdings does not directly own any Common Units; however, as the direct or indirect owner of approximately 79.3% of the limited partner interests in EQGP and the sole member of EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP, which represent approximately 18.1% of the outstanding Common Units.

(4)                                 As of October 26, 2018, EMH is the record and beneficial owner of 15,433,812 Common Units, which represent approximately 12.8% of the outstanding Common Units.

(5)                                 ETRN does not directly own any Common Units; however, as the sole member of Gathering Holdings and indirect owner of 100% of the membership interests in EQGP GP and the sole member of EMH, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP and the 15,433,812 Common Units beneficially owned by EMH, which in the aggregate represent approximately 30.9% of the outstanding Common Units.

(6)                                 EQT does not directly own any Common Units; however, as the sole member of ETRN and indirect owner of 100% of the membership interests in EQGP GP, EMH and Gathering Holdings, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP and the 15,433,812 Common Units beneficially owned by EMH, which in the aggregate represent approximately 30.9% of the outstanding Common Units.

(7)                                 In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
David L. Porges	42,148		*
Vicky A. Bailey	1,000		*
Philip G. Behrman	—		*
Kenneth M. Burke	—		*
A. Bray Cary, Jr.	12,000	(1)	*
Margaret K. Dorman	11,000		*
Thomas F. Karam	—		*
Daniel J. Rice IV	3,778		*
James E. Rohr	2,655		*
Norman J. Szydlowski	—		*
Stephen A. Thorington	6,217	(2)	*
Lee T. Todd, Jr.	1,808		*
Christine J. Toretti	—		*
Robert F. Vagt	2,961		*
Jonathan M. Lushko	—		*
Donald M. Jenkins	—		*
Robert J. McNally	—		*
Charlene Petrelli	18,130		*
Erin Centofanti	200		*
Jimmi Sue Smith	2,146		*
Diana M. Charletta	3,246		*
Kirk R. Oliver	—		*
Robert C. Williams	—		*
Kimberly T. Fleming	—		*
Mark S. Lewis	—		*

  *Less than 1% of the class beneficially owned.

(1)  Common Units beneficially owned are held in the Cary Foundation, Inc. in which Mr. Cary has sole voting and investment power.

(2) Includes 1,217 phantom units granted under the EQT Midstream Services, LLC 2012 Long-Term Incentive Plan, which have the economic equivalent of 1,217 Common Units and represent compensation that is deferred until retirement.

(b)                                 The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)                                  Except as described in Item 4 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)                                 The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)                                  Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A	Joint Filing Agreement dated October 26, 2018 (filed herewith).

EXHIBIT B

Second Amended and Restated Agreement of Limited Partnership of EQGP Holdings, LP, dated October 12, 2018 (filed as Exhibit 3.3 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

EXHIBIT C

Contribution, Conveyance and Assumption Agreement, dated April 13, 2015, by and among EQT Gathering Holdings, LLC, EQT Gathering, LLC, EQT GP Holdings, LP and EQT GP Services, LLC (attached as Exhibit C to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT D

Agreement of Merger, dated April 13, 2015, by and between EQT Midstream Investments, LLC and EQT GP Holdings, LP (attached as Exhibit A to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT E

Second Amended and Restated Agreement of Limited Partnership of EQM Midstream Partners, LP, dated October 12, 2018 (filed as Exhibit 3.3 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

EXHIBIT F

Fourth Amended and Restated Limited Liability Company Agreement of EQM Midstream Services, LLC, dated October 12, 2018 (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

EXHIBIT G

Contribution, Conveyance and Assumption Agreement, dated July 2, 2012, by and among EQT Midstream Partners, LP, EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Investments, LLC, EQT Investments Holdings, LLC, Equitrans Investments, LLC, Equitrans, L.P., Equitrans Services, LLC, and ET Blue Grass, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT H

Underwriting Agreement, dated June 26, 2012, by and among EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Partners, LP, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT I

Agreement and Plan of Merger, dated July 15, 2013, by and among EQT Investments Holdings, LLC, EQT Midstream Services, LLC, Sunrise Pipeline, LLC, EQT Midstream Partners, LP and Equitrans, L.P. (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 15, 2013 and incorporated herein in its entirety by reference).

EXHIBIT J

Underwriting Agreement, dated July 16, 2013, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 22, 2013 and incorporated herein in its entirety by reference).

EXHIBIT K

Contribution Agreement, dated April 30, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Gathering, LLC (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 30, 2014 and incorporated herein in its entirety by reference).

EXHIBIT L

Underwriting Agreement, dated May 1, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 7, 2014 and incorporated herein in its entirety by reference).

EXHIBIT M

Contribution and Sale Agreement, dated March 10, 2015, by and among EQT Gathering, LLC, EQT Energy Supply Holdings, LP, EQT Energy, LLC, EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 10, 2015 and incorporated herein in its entirety by reference).

EXHIBIT N

Underwriting Agreement, dated March 11, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 17, 2015 and incorporated herein in its entirety by reference).

EXHIBIT O

Underwriting Agreement, dated November 9, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 13, 2015 and incorporated herein in its entirety by reference).

EXHIBIT P

Press Release, dated February 21, 2018 (filed as Exhibit 99.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018 and incorporated in its entirety herein by reference).

EXHIBIT Q

Agreement and Plan of Merger, dated April 25, 2018, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Acquisition Sub, LLC, EQM GP Acquisition Sub, LLC, Rice Midstream Partners LP, Rice Midstream Management LLC and, solely for the limited purposes of certain provisions therein, EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

EXHIBIT R

Contribution and Sale Agreement, dated April 25, 2018, by and among EQT Corporation, Rice Midstream Holdings LLC, EQT Midstream Partners, LP and EQM Gathering Holdings, LLC (filed as Exhibit 2.2 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

EXHIBIT S

Incentive Distribution Rights Purchase and Sale Agreement, dated as of April 25, 2018, by and among EQT GP Holdings, LP, Rice Midstream GP Holdings LP and EQT Corporation (filed as Exhibit 2.2 to EQT’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

EXHBIT T

Press Release, dated October 24, 2018 (filed as Exhibit 99.2 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on October 25, 2018 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 26, 2018

EQGP HOLDINGS, LP

By:	EQGP Services, LLC, its general partner

By:	/s/ Robert J. McNally
Name: Robert J. McNally
Title: Senior Vice President and Chief Financial Officer

EQGP SERVICES, LLC

By:	/s/ Robert J. McNally
Name: Robert J. McNally
Title: Senior Vice President and Chief Financial Officer

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President

[Signature Page to Schedule 13D/A for EQM Midstream Partners, LP]

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President and Chief Executive Officer

EQT CORPORATION

By:	/s/ Robert J. McNally
Name: Robert J. McNally
Title: Senior Vice President and Chief Financial Officer

[Signature Page to Schedule 13D/A for EQM Midstream Partners, LP]

EXHIBIT INDEX

EXHIBIT A	Joint Filing Agreement dated October 26, 2018 (filed herewith).

EXHIBIT B

Second Amended and Restated Agreement of Limited Partnership of EQGP Holdings, LP, dated October 12, 2018 (filed as Exhibit 3.3 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

EXHIBIT C

Contribution, Conveyance and Assumption Agreement, dated April 13, 2015, by and among EQT Gathering Holdings, LLC, EQT Gathering, LLC, EQT GP Holdings, LP and EQT GP Services, LLC (attached as Exhibit C to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT D

Agreement of Merger, dated April 13, 2015, by and between EQT Midstream Investments, LLC and EQT GP Holdings, LP (attached as Exhibit A to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT E

Second Amended and Restated Agreement of Limited Partnership of EQM Midstream Partners, LP, dated October 12, 2018 (filed as Exhibit 3.3 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

EXHIBIT F

Fourth Amended and Restated Limited Liability Company Agreement of EQM Midstream Services, LLC, dated October 12, 2018 (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

EXHIBIT G

Contribution, Conveyance and Assumption Agreement, dated July 2, 2012, by and among EQT Midstream Partners, LP, EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Investments, LLC, EQT Investments Holdings, LLC, Equitrans Investments, LLC, Equitrans, L.P., Equitrans Services, LLC, and ET Blue Grass, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT H

Underwriting Agreement, dated June 26, 2012, by and among EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Partners, LP, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT I

Agreement and Plan of Merger, dated July 15, 2013, by and among EQT Investments Holdings, LLC, EQT Midstream Services, LLC, Sunrise Pipeline, LLC, EQT Midstream Partners, LP and Equitrans, L.P. (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 15, 2013 and incorporated herein in its entirety by reference).

EXHIBIT J

Underwriting Agreement, dated July 16, 2013, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 22, 2013 and incorporated herein in its entirety by reference).

EXHIBIT K

Contribution Agreement, dated April 30, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Gathering, LLC (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 30, 2014 and incorporated herein in its entirety by reference).

EXHIBIT L

Underwriting Agreement, dated May 1, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 7, 2014 and incorporated herein in its entirety by reference).

EXHIBIT M

Contribution and Sale Agreement, dated March 10, 2015, by and among EQT Gathering, LLC, EQT Energy Supply Holdings, LP, EQT Energy, LLC, EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 10, 2015 and incorporated herein in its entirety by reference).

EXHIBIT N

Underwriting Agreement, dated March 11, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 17, 2015 and incorporated herein in its entirety by reference).

EXHIBIT O

Underwriting Agreement, dated November 9, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 13, 2015 and incorporated herein in its entirety by reference).

EXHIBIT P

Press Release, dated February 21, 2018 (filed as Exhibit 99.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018 and incorporated in its entirety herein by reference).

EXHIBIT Q

Agreement and Plan of Merger, dated April 25, 2018, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Acquisition Sub, LLC, EQM GP Acquisition Sub, LLC, Rice Midstream Partners LP, Rice Midstream Management LLC and, solely for the limited purposes of certain provisions therein, EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

EXHIBIT R

Contribution and Sale Agreement, dated April 25, 2018, by and among EQT Corporation, Rice Midstream Holdings LLC, EQT Midstream Partners, LP and EQM Gathering Holdings, LLC (filed as Exhibit 2.2 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

EXHIBIT S

Incentive Distribution Rights Purchase and Sale Agreement, dated as of April 25, 2018, by and among EQT GP Holdings, LP, Rice Midstream GP Holdings LP and EQT Corporation (filed as Exhibit 2.2 to EQT’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

EXHBIT T

Press Release, dated October 24, 2018 (filed as Exhibit 99.2 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on October 25, 2018 and incorporated herein in its entirety by reference).

EXHIBIT A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: October 26, 2018

[Signature Page Follows]

EQGP HOLDINGS, LP

By:	EQGP Services, LLC, its general partner

By:	/s/ Robert J. McNally
Name: Robert J. McNally
Title: Senior Vice President and Chief Financial Officer

EQGP SERVICES, LLC

By:	/s/ Robert J. McNally
Name: Robert J. McNally
Title: Senior Vice President and Chief Financial Officer

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President

[Signature Page to Joint Filing Agreement to Schedule 13D/A for EQM Midstream Partners, LP]

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President and Chief Executive Officer

EQT CORPORATION

By:	/s/ Robert J. McNally
Name: Robert J. McNally
Title: Senior Vice President and Chief Financial Officer

[Signature Page to Joint Filing Agreement to Schedule 13D/A for EQM Midstream Partners, LP]